Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065 fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen Announces Successful Results from Phase I Clinical Trial of VP025

Toronto, Ontario (July 5, 2005) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), focused on the research and commercial development of technologies targeting chronic inflammation underlying cardiovascular and neurological disease, today announced the successful completion of its phase I clinical trial of VP025, the lead drug candidate from its VP series of drugs. VP025 is being developed to regulate chronic inflammation of the central nervous system associated with a number of severe neurological conditions, such as Alzheimer’s disease.

The double-blind, placebo-controlled, phase I dose-escalation trial of VP025 examined the safety and tolerability of three doses of VP025 in 24 healthy volunteers. Multiple administrations of either low, mid, or high doses of VP025 were shown to be safe and well tolerated when compared to placebo and no drug-related serious adverse events were reported.

“We are pleased to report the absence of safety and tolerability concerns from the first phase of clinical testing for VP025 and, based on these results, we are now preparing to advance this new drug candidate into phase II clinical development in patients with neuro-inflammatory disorders,” commented David Elsley, President and CEO of Vasogen. “VP025 offers the potential for new growth opportunities and provides a strong complement to our lead product, the Celacade™ technology, which is currently in the final stages of two pivotal phase III clinical trials in patients with chronic heart failure and peripheral arterial disease.”

About VP025

VP025 is the lead product from a new class of drugs designed to interact with antigen-presenting cells of the immune system to regulate tissue levels of cytokines and control inflammation associated with neuro-degenerative disorders. Data demonstrating the ability of VP025 to reduce inflammation across the blood-brain barrier in a number of experimental models has been presented at major neurology conferences. In preclinical models, VP025 improved biological correlates of memory function; reduced the established neural deficit associated with aging; and prevented the detrimental effects of beta-amyloid, a major component of the plaques found in the brains of Alzheimer’s disease patients. VP025 has also been shown experimentally to delay disease onset and prolong survival in a model of Lou Gehrig’s disease, and to reduce movement abnormalities in a model of Parkinson’s disease.

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…page 2, July 5, 2005

Neurological conditions associated with inflammation in the brain and central nervous system include Alzheimer’s disease, multiple sclerosis, Parkinson’s disease, and Lou Gehrig’s disease. Due to the prevalence, morbidity, and mortality associated with neuro-inflammatory diseases, they represent a significant medical, social, and financial burden. It is estimated that these neurological conditions affect more than five million people in North America and generate costs of care that exceed US$75 billion annually.

About Vasogen

Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company’s lead product, the Celacade™ technology, is currently in two pivotal phase III clinical trials designed to support regulatory approval and marketing in North America and Europe. The 500-patient pivotal phase III SIMPADICO trial, which is fully enrolled at 50 centers in North America, is designed to further investigate the use of Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease. The 2,000-patient pivotal phase III ACCLAIM trial, designed to further investigate the use of Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure, is fully enrolled at 176 clinical centers in North America, Europe, and Israel. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders, such as Alzheimer’s disease. VP025, which has completed phase I clinical development, is the lead product candidate from this new class of drugs.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “intends,” “will,” “should,” “expects,” “projects,” and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of our clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company’s products, the availability of government and insurance reimbursements for the Company’s products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company’s public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.